

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 4, 2009

<u>Via U.S. mail and facsimile</u>

Mr. William George
Chief Financial Officer
Comfort Systems USA, Inc.
777 Post Oak Boulevard, Suite 500
Houston, Texas 77056

> RE: Form 10-K for the fiscal year ended December 31, 2008
>   Form 10-Q for the period ended June 30, 2009
>   Definitive Proxy Statement filed on April 14, 2009
>   Form 8-K filed on May 5, 2009
>   File No. 1-13011

Dear Mr. George:

  We have reviewed your response letter dated August 21, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Critical Accounting Policies

Recoverability of Goodwill and Identifiable Intangible Assets, page 29

2. We note your response to prior comment 3. Please consider further expanding your disclosures to address the following:
   - In a similar manner to your response, please disclose that the fair value exceeded the carrying value by a significant margin for 24 of the 26 report units and that there were two reporting units where the fair value exceeded the carrying value by a less significant margin; and
   - Please provide a sensitivity analysis of the material assumptions used based upon reasonably likely changes. Please specifically address whether reasonably likely changes in material assumptions related to the two reporting units where the fair value exceeded the carrying value by a less significant margin could result in fair value being less than carrying value. If so, please also disclose the goodwill amount associated with these two reporting units.

   Please show us supplementally what your disclosures will look like.

Financial Statements

Note 14. Stockholders' Equity

Earnings Per Share, page 69

3. We note your response to prior comment 8. Please expand your disclosure to address how you treat vested restricted stock for purposes of calculating both basic and diluted earnings per share. If you do not consider vested restricted stock outstanding for basic earnings per share as well, tell us how you determined this was appropriate pursuant to SFAS 128. Please show us supplementally what your disclosures will look like.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

4. Please address the above comments in your interim filings as well.

Exhibit 10.1

5. We note that you have filed this exhibit in response to comment 11 in our letter dated July 17, 2009. However, it appears that certain exhibits and schedules to the Amended and Restated Credit Agreement have been omitted from this exhibit. Specifically, we are referring to the following items:

- Exhibit 2.10 – Letter of Credit Application and Agreement
- Exhibit 4.1(g)(i) – Opinion of Bracewell & Giuliani LLP
- Exhibit 4.1(g)(ii) – Opinion of Trent McKenna
- Schedule 1.1(b) – Existing Letters of Credit.

Please advise or file these exhibits and schedules in your next Exchange Act filing.

Exhibit 31.1 and 31.2 – Section 302 Certifications

6. Please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should include the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d).

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief